SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

ARTISTdirect, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

04315D400

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

CUSIP No. 04315D400	13G	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Rick Rubin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 362,022

	6.	SHARED VOTING POWER 0

	7.	SOLE DISPOSITIVE POWER 362,022

	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 362,022

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.5%

12.	TYPE OF REPORTING PERSON IN

CUSIP No. 04315D400	13G	Page 3 of 4 Pages

Item 1(a).	Name of Issuer: ARTISTdirect, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 5670 Wilshire Boulevard, Suite 200 Los Angeles, CA 90036
Item 2(a).	Name of Person Filing: Rick Rubin
Item 2(b).	Address of Principal Business Office or, if None, Residence: c/o Alan S. Halfon & Company 9595 Wilshire Boulevard, Suite 505 Beverly Hills, CA 90212
Item 2(c).	Citizenship United States
Item 2(d).	Title of Class of Securities: Common Stock, par value $0.01 per share
Item 2(e).	CUSIP Number: 04315D400
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable

Item 4.	Ownership
	(a)	Amount Beneficially Owned:		362,022
	(b)	Percent of Class:		10.5%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote:		362,022
		(ii)	Shared power to vote or to direct the vote:		0
		(iii)	Sole power to dispose or to direct the disposition of:		362,022
		(iv)	Shared power to dispose or to direct the disposition of:		0

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

CUSIP No. 04315D400	13G	Page 4 of 4 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not Applicable
Item 8.	Identification and Classification of Members of the Group. Not Applicable
Item 9.	Notice of Dissolution of Group. Not Applicable
Item 10.	Certifications. Not Applicable

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2003

Date

/s/ RICK RUBIN

(Signature)

Name: Rick Rubin